UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Shiloh Industries, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

824543 10 2

(CUSIP Number)

Constantine T. Zampetis

7303 Dunphys Way

Valley City, Ohio 44280

330-483-1081

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Theodore K. Zampetis Irrevocable Trust, Constantine T. Zampetis & Callie Ann Zampetis-Budman, co-trustees 61-6463958
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,100,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.47%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PentaStar Investments LLC 45-1554714
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,100,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.47%
14	TYPE OF REPORTING PERSON (see instructions) OO

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”), relates to the common stock, $.01 par value (the “Common Stock”) of Shiloh Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 880 Steel Drive, Valley City, Ohio 44280.

Item 2.	Identity and Background.

This Schedule 13D is being filed by the Theodore K. Zampetis Irrevocable Trust, Constantine T. Zampetis & Callie Ann Zampetis-Budman, co-trustees (the “Zampetis Irrevocable Trust”), and PentaStar Investments LLC, an Ohio limited liability company (“PentaStar”). The Zampetis Irrevocable Trust owns all of the voting and nonvoting membership interests of PentaStar. The Zampetis Irrevocable Trust is a trust, and the principal business of PentaStar is investments. The address of the principal business and principal office for each of the Zampetis Irrevocable Trust and PentaStar is 7303 Dunphys Way, Valley City, Ohio 44280. During the last five years, none of the Zampetis Irrevocable Trust, its co-trustees or PentaStar, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 21, 2012, Theodore K. Zampetis formed PentaStar and contributed 1,100,000 shares of Common Stock to PentaStar in exchange for voting and nonvoting membership interests. On December 12, 2012, Theodore K. Zampetis contributed all of the nonvoting membership interests in PentaStar to the Zampetis Irrevocable Trust. On March 8, 2013, Theodore K. Zampetis contributed all of the voting membership interests in PentaStar to the Zampetis Irrevocable Trust.

Item 4.	Purpose of Transaction.

All of the shares acquired by the Zampetis Irrevocable Trust and PentaStar are for investment purposes. The Zampetis Irrevocable Trust or PentaStar may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Common Stock for investment or dispose of currently held shares of Common Stock.

The Zampetis Irrevocable Trust and PentaStar have no immediate plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated.

Item 5.	Interest in Securities of the Issuer.

(a) The Zampetis Irrevocable Trust beneficially owns 1,100,000 shares of Common Stock, which represents 6.47% of the outstanding Common Stock. PentaStar beneficially owns 1,100,000 shares of Common Stock, which represents 6.47% of the outstanding Common Stock.

(b) The Zampetis Irrevocable Trust has sole voting and sole investment power with respect to 1,100,000 shares of Common Stock. PentaStar has sole voting and sole investment power with respect to 1,100,000 shares of Common Stock

(c) On November 21, 2012, Theodore K. Zampetis formed PentaStar and contributed 1,100,000 shares of Common Stock to PentaStar in exchange for voting and nonvoting membership interests. On December 12, 2012, Theodore K. Zampetis contributed all of the nonvoting membership interests in PentaStar to the Zampetis Irrevocable Trust. On March 8, 2013, Theodore K. Zampetis contributed all of the voting membership interests in PentaStar to the Zampetis Irrevocable Trust.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Zampetis Irrevocable Trust and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by the Zampetis Irrevocable Trust are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between PentaStar and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by PentaStar are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement dated as of March 31, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2013

THEODORE K. ZAMPETIS IRREVOCABLE TRUST, CONSTANTINE T. ZAMPETIS & CALLIE ANN ZAMPETIS-BUDMAN, CO-TRUSTEES

By:	/s/ Constantine T. Zampetis
Constantine T. Zampetis, Co-trustee

By:	/s/ Callie Ann Zampetis-Budman
Callie Ann Zampetis-Budman, Co-trustee

PENTASTAR INVESTMENTS LLC

By:	/s/ Constantine T. Zampetis
Name:	Constantine T. Zampetis
Title:	Co-Manager

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the Common Stock, par value $0.01 per share, of Shiloh Industries, Inc., a Delaware corporation.

Dated: March 31, 2013

THEODORE K. ZAMPETIS IRREVOCABLE TRUST, CONSTANTINE T. ZAMPETIS & CALLIE ANN ZAMPETIS-BUDMAN, CO-TRUSTEES

By:	/s/ Constantine T. Zampetis
Constantine T. Zampetis, Co-trustee

By:	/s/ Callie Ann Zampetis-Budman
Callie Ann Zampetis-Budman, Co-trustee

PENTASTAR INVESTMENTS LLC

By:	/s/ Constantine T. Zampetis
Name:	Constantine T. Zampetis
Title:	Co-Manager